SC Distributors, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015   Schedule G

(dollars in,000s)

Computation of net capital

Total member's equity	$ 5,281
Deductions and/or charges	
Nonallowable assets	
Receivables	3,669
Property and equipment, net	476
Inter-Company	129
Other assets	631
Total deductions	4,905
Net capital, as defined	$ 376

Computation of basic net capital requirement

Miminum net capital requirement	250
Excess net capital	126
120% of required net capital	300
Net capital less the greater of 5% of aggregate indebtness or 120% of minimum net capital	$ 76

Computation of aggregate indebtedness

Items included in Statement of Financial Condition	
Accrued expenses and accounts payable	$ 1,374
Accrued compensation and benefits	906
Due to affiliates	1,004
Total aggregate indebtedness	$ 3,284

Ratio of aggregate indebtedness to net capital is:

Total aggregate indebtedness	= $ 3,284	8.73
Net capital	$ 376	

The ratio of aggregate indebtedness of net capital is 8.73 to 1 compared to the maximum allowable ration of 15 to1.

There are no material difference between the Company's net capital per the FOCUS report and audited net capital.